May 30, 2014

VIA EDGAR AND UPS

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:	Pamela Long, Assistant Director
Era Anagnosti, Staff Attorney
Kamyar Daneshvar, Staff Attorney

Re:	Century Communities, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-195678

Dear Ms. Long:

Century Communities, Inc., a Delaware corporation (the “Company”), is filing today via EDGAR Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), including the exhibits indicated therein. We are providing to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission six copies of Amendment No. 2 and the exhibits filed therewith, five copies of which have been marked to show the changes from Amendment No. 1 to the Registration Statement filed via EDGAR on May 20, 2014.

On behalf of the Company, this letter responds to the comments of the Staff concerning the Registration Statement, as set forth in the letter dated May 27, 2014 (the “Comment Letter”) addressed to Mr. Dale Francescon of the Company. For your convenience, we have repeated your comments and provided the response of the Company in bold. Please note that references to page numbers refer to the pages in the marked version of Amendment No. 2.

Summary, page 1

Our Company, page 1

1.	We note your disclosure on page two that in May 2014, you completed a private offering of senior unsecured notes due 2022. Please file the debt documents as exhibits to the registration statement.

The Company has filed as exhibits to the Registration Statement the applicable documents related to the Company’s private offering of senior unsecured notes due 2022.

Summary of Selected Financial Data, page 17 and

Selected Financial Data, page 57

2.	Please include historical and pro forma basic and diluted earnings per share, as applicable, for the periods presented.

U.S. Securities and Exchange Commission

May 30, 2014

The Company has revised the tables under “Summary—Summary of Selected Financial Data” (pages 18-20) and “Selected Financial Data” (pages 58-60), as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

Consolidated Financial Data, page 63

3.	It appears to us that the amount presented as pro forma basic and diluted earnings per share for the three months ended March 31, 2014 is misstated. Please revise as appropriate.

The Company has revised the table under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Income (Expense)—Consolidated Financial Data” (pages 63-64) as requested.

4.	Please revise your discussion of the comparison of the three months ended March 31, 2014 and the three months ended March 31, 2013, to address the impact of the acquisition Jimmy Jacobs.

The Company has revised the disclosures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Three Months Ended March 31, 2014 Compared to the Three Months Ended March 31, 2013—Net New Home Orders and Backlog” (page 64) and “—Home Sales Revenue and New Homes Delivered” (page 65), as requested.

Century Communities, Inc. Consolidated Financial Statements, page F-1

General

5.	We note your response to prior comment six from our letter dated May 19, 2014; however, we continue to believe you should disclose the terms of outstanding land and lot option agreements as of the balance sheet date. We note this disclosure is typical for companies in the homebuilding industry and provides context for the deposit paid for the right, but not the obligation, to purchase land in the future.

The Company has included additional disclosure in “Notes to the Consolidated Financial Statements, December 31, 2013 and 2012—19. Commitments and Contingencies—Land and Lot Option Purchase Agreements” (page F-23) as requested

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-62

Note (a) Assets Acquired and Liabilities Assumed, page F-62

Amortizable Intangible Assets and Liabilities – Put/Call Agreement, page F-63

6.	Please clarify where on your pro forma balance sheet you reflected the adjustment for the fair value of the liability related to the call option.

The Company has revised the Unaudited Pro Forma Condensed Consolidated Financial Statements, As of and for the Three Months Ended March 31, 2014 and for the Year Ended December 31, 2013 (pages F-59–F-62) and the disclosure in “Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements” (pages F-63–F-66). The Company respectfully advises the Staff that based on further analysis, the Company determined that it was not appropriate to separately state an asset and a liability for the fair value of the put and call options associated with the Rhodes Ranch Golf Course, as they are inseparable from the related golf course asset. Accordingly, the Company has considered the put and call options in its determination of the fair value of the golf course asset included in Property and Equipment.

U.S. Securities and Exchange Commission

May 30, 2014

We thank the Staff for its courtesies. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 568-3856 or William Wong at (310) 586-7858.

Sincerely, /s/ Mark J. Kelson Mark J. Kelson

cc:	Dale Francescon, Century Communities, Inc.

Robert Francescon, Century Communities, Inc.

David Messenger, Century Communities, Inc.

William Wong, Esq., Greenberg Traurig, LLP

Howard Adler, Esq., Gibson, Dunn & Crutcher LLP